INDALEX HOLDINGS FINANCE, INC.
75 Tri-State International, Suite 450
Lincolnshire, IL 60069

February 13, 2007

VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Brigitte Lippmann

Re:	Indalex Holdings Finance, Inc.
Registration Statement on Form S-4
(SEC File No. 333-138178), originally filed October 24, 2006

Ladies and Gentlemen:

The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (SEC File No. 333-138178), as amended, to 12:00 noon, Eastern time, on February 14, 2007 or as soon thereafter as possible.  In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act.  In addition, the Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call James S. Rowe of Kirkland & Ellis LLP, special counsel to the Company, at (312) 861-2191 as soon as the Registration Statement has been declared effective.

Very truly yours,

INDALEX HOLDINGS FINANCE, INC.

By:	/s/ Michael E. Alger
Name:	Michael E. Alger
Its:	Executive Vice President, Secretary, Treasurer, and
Chief Financial Officer